[FENWICK LETTERHEAD]

David A. Bell	Email dbell@fenwick.com
Direct Dial (650) 335-7130
CONFIDENTIAL TREATMENT REQUESTED BY ARCSIGHT, INC.
CONTACT: TRÂM T. PHI, ESQ., VICE PRESIDENT AND GENERAL COUNSEL
(408-864-2600)
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [ * * * ].
November 21, 2007
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs
David L. Orlic
David W. Edgar
Christine E. Davis
Division of Corporation Finance

Re:	ArcSight, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-145974
Dear Ms. Jacobs:
     On behalf of ArcSight, Inc. (the “Company”), we are transmitting herewith Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-145974) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on September 11, 2007 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated November 15, 2007. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also transmitted separately via courier four copies of the Amendment in paper format, marked to show changes from the Registration Statement as filed in Amendment No. 2 thereto on October 29, 2007. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.
     The Company is also supplementally providing the Staff with certain additional information as Attachment A to the copy of this letter that is being transmitted by overnight courier. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), that the Staff return Attachment A to the Company once the Staff has completed its review.

U.S. Securities and Exchange Commission
November 21, 2007

General
1.	We have reviewed the graphics and related supplemental material you have provided. We will convey comments on these materials to you separately.
     The Company acknowledges the Staff’s separately conveyed comments regarding the graphics and related supplemental materials. The Company has submitted the revised artwork in the Amendment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Significant Judgments and Estimates, page 38
Stock-Based Compensation, page 40
2.	We note the revisions made to your disclosure in response to comments 15 and 16 of our letter dated October 15, 2007 and note that the revised disclosures do not address the specific methodologies and assumptions used in your valuations in sufficient detail. Please revise your disclosures to describe the methodologies and assumptions used in more detail so readers understand how the underlying fair values were determined. You should ensure that your disclosures include quantitative information regarding the significant assumptions used for each of the valuation periods and explain the impact any material changes in your assumptions had on the fair value of the underlying stock. Your disclosures should include quantitative information regarding your assumptions, including, but not limited to, discount rates, market multiples, and any weighting of outcomes or valuation methods. You should also provide a more robust explanation that addresses the significant increase in the underlying fair value between the November 7, 2006 valuation and the April 4, 2007 valuation.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 42-44 to disclose quantitative information regarding the significant assumptions used for each of the valuation periods and explanation of the impact that material changes in the assumptions had on the fair value of the underlying stock.
3.	Consider disclosing that your contemporaneous valuations were performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 42 and F-32 to disclose that the valuations were performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”
Business, page 58
4.	We refer to comment 22 of our letter dated October 15, 2007. You do not appear to have provided a supplemental response to this comment in your letter dated October 29, 2007. Instead, you appear to have inadvertently reproduced your response to comment 18 of our letter. Phase provide your response to comment 22 of our letter dated October 15, 2007.
     In response to the Staff’s comment, concurrently herewith, we are resubmitting on behalf of the Company the Rule 83 letter to correct the inadvertent reproduction of the Company’s response to

U.S. Securities and Exchange Commission
November 21, 2007

comment 18 of the Staff’s letter dated October 15, 2007 rather than the Company’s response to comment 22 of that letter in the supplemental materials.
Customers, page 71
5.	Please identify the customer that accounted for 18% of your revenues for the fiscal quarter ended July 31, 2007 and state whether the loss of this customer would have a material adverse effect on your business.
     The Company supplemental advises the Staff that the customer that accounted for 18% of its revenues in the fiscal quarter ended July 31, 2007 was [ * * * ]. The Company advises the Staff that it anticipates that this customer will account for less than 10% of its revenues in the full 2008 fiscal year, and believes that the loss of this customer would not have a material adverse effect on its business. The Company has modified the disclosure in the Registration Statement to this effect (see page 72). The Company also advises the Staff that consistent with our previous discussions, given the sensitivity of customers and potential customers regarding public disclosures related to their security-related processes and technologies (and the specific concerns that such processes and technologies are meant to address), the Company does not publicly discuss its customers without their advance approval.
Executive Compensation, page 82
Compensation Discussion and Analysis, page 82
Equity Compensation, page 85
6.	We note your response to comment 36 of our letter dated October 15, 2007. We understand this section to be describing compensation that is distinct from equity grants made as equity bonuses under the profit sharing plans. We also note the cross-reference in this section to the tables setting forth the specific grants for fiscal 2007. Please point us to the disclosure that describes how these 2007 grant amounts were specifically determined, especially given the disclosure in footnote 2 on page 92 that there are no threshold, target or maximum amounts.
     The Company directs the Staff’s attention to the disclosure, now on page 90 regarding the compensation committee’s determination of the aggregate size of the pool of grants available to officers when adopting the bonus and profit sharing plan for fiscal 2007, its determination of Mr. Shaw’s grant amount based in its assessment of his relative contribution to achievement of the revenue target, and its determination of the individual amounts following recommendation from Mr. Shaw regarding allocation of the remaining pool. The Company has augmented such disclosure in the Amendment (see page 90).
Equity Bonuses under our Bonus and Profit Sharing Plans, page 88
7.	In the last sentence of this section, you have added disclosure regarding extraordinary bonuses to two executive officers. Please disclose the names of these officers and the amounts of the awards.
     The Company respectfully advises the staff that the executive officers who received such bonuses are not named executive officers and that the amounts of such grants were not material. The Company has added additional disclosure in the Registration Statement to this effect (see page 91).
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page F-10
8.	Your response to comment 46 of our letter dated October 15, 2007 indicates that when assessing compliance with VSOE you ensure that a “substantial majority” of the renewals fall within a

U.S. Securities and Exchange Commission
November 21, 2007

“sufficiently narrow range” of the median price. Clarify for us what you mean by the phrases “a sufficiently narrow range” and “a substantial majority”. Additionally, clarify for us why you believe that “a substantial majority” of renewals within a “sufficiently narrow range” is sufficient to support a conclusion that you have established VSOE for maintenance services.
     In establishing whether the Company has demonstrated, and continues to demonstrate, vendor specific objective evidence of fair value (“VSOE”) for its maintenance services, the Company considers the guidance in Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”). Paragraph 10 of SOP 97-2 provides that, with respect to elements sold separately, VSOE is limited to the price charged for such element. In addition, Paragraph 57 of SOP 97-2 provides that “[t]he fair value of the [postcontract customer support] should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).” SOP 97-2 does not specifically provide guidance on what evidence is required to establish and continue to demonstrate VSOE. Accordingly, the judgment of the Company’s management is required in determining an approach, and evaluating the results of applying such approach, to demonstrate that the asserted VSOE for maintenance is representative of “the price charged when the same element is sold separately.”
     In order to first establish and then subsequently monitor its compliance with the established VSOE for maintenance services, the Company uses the “Bell-Shaped Curve Approach,” which evaluates the entire population of its maintenance service or other postcontract customer support (collectively, “PCS”) renewals. The Bell-Shaped Curve Approach and the levels of consistency that the Company requires under this approach to support its VSOE are consistent with interpretive guidance materials issued by Ernst & Young LLP.
     Under the Bell-Shaped Curve Approach, VSOE for PCS exists when a substantial majority of a company’s actual PCS renewals are within a narrow range of pricing. The interpretive guidance from major accounting firms suggests that if a software vendor can demonstrate that 80% of its PCS renewal transactions fall within a range of plus or minus 15% from the midpoint of the range (15% is a relative percentage not percentage points), the vendor would have a reasonable basis to support that VSOE for PCS exists, with the range representing VSOE (rather than a single point within the range). The Company notes to the Staff that these ranges are also supported in the interpretive guidance of another major accounting firm to which the Company also has access.
     Using the Bell-Shaped Curve Approach, the Company’s analysis includes all renewals on a trailing twelve (12) month basis (consistent with the interpretive guidance), as it considers the more recent actual sales prices to be more relevant indicators of fair value than older sales prices. Historically, a minimum of 80% of the renewals of the Company’s maintenance service arrangements have been within what it considers a narrow range of plus or minus 15% from the midpoint of the range of prices charged to its customers. Accordingly, the Company believes that by applying the Bell-Shaped Curve Approach within these parameters, the Company has reasonably established “the price charged when the same element is sold separately” consistent with the meaning and spirit of VSOE embodied in both Paragraphs 10 and 57 of SOP 97-2.
     We refer you to the supplemental materials included with Attachment A. The Company requests, pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.
     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7130 or, in his absence, Daniel J. Winnike, Esq. at (650) 335-7657.

U.S. Securities and Exchange Commission
November 21, 2007

CONFIDENTIAL TREATMENT REQUEST
     The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the redacted contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you notify Robert W. Shaw, Stewart Grierson and Trâm T. Phi, Esq. at ArcSight, Inc., 5 Results Way, Cupertino, CA 95014 (408-864-2600) and David A. Bell, Esq. at Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, CA 94041 (650-335-7130).

Sincerely,
/s/ David A. Bell

David A. Bell, Esq.

Enclosures:

cc:	Robert W. Shaw, Chief Executive Officer
Stewart Grierson, Chief Financial Officer
Trâm T. Phi, Esq., Vice President and General Counsel
ArcSight, Inc.

Daniel J. Winnike, Esq.
Fenwick & West LLP

Nigel Martin
Aftab Jamil
Ernst & Young LLP

Bruce K. Dallas, Esq.
Davis Polk & Wardwell